ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

June 26, 2007

07024889

Securities and Exchar. ...
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2007 JUL -3 P 3:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUL 09 2007
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
June 26, 2007 (ASX – Announcement & Media Release: Drilling Update)

dlw 7/5

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

26 June 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE

Lake Long Project, Lafourche Parish, South Louisiana

Electric Logs confirm gas pay in Upper and Middle Hollywood (SL 328 # 9 Deep Well)
Pressure test, then drill ahead toward Lower Hollywood target (FAR 10.1875%)

Since the last report of Tuesday 19 June 2007, the SL328 # 9 well on the Hollywood Prospect, Lake Long, Louisiana, has reached third casing point at 12,489 feet measured depth (12,427 feet true vertical depth) where electric logs and side wall cores were taken over the Upper and Middle Hollywood Sands objectives to confirm reported hydrocarbons from mud log and LWD gamma/resistivity log observations.

Following logging, 7 5/8" casing was run and set. Current activity is completion of pressure testing of casing in order to drill ahead in vertical 6 ½" hole to final Lower Hollywood Sands objective and thence to total well measured depth of 13,567 feet measured depth.

Results of Electric Logging
Electric logs have confirmed the presence of previously reported hydrocarbons in the Upper and Middle Hollywood Sands objectives. From the analysis of electric logs;

13 feet of net log pay has been calculated for the Upper Hollywood Sands objective and;
29 feet of net log pay has been calculated for the Middle Hollywood Sands objective.

These pay intervals are now behind pipe allowing for future production.

Background
The well targets multi-pay Hollywood Sands objectives, lying between 11,800 feet measured depth (11,700 feet true vertical depth) and the total well measured depth of 13,567 feet, which have a cumulative target potential of 21.7 billion cubic feet of gas and 760,000 barrels of condensate. The prospect is considered to be relatively low risk as there is good 3D seismic amplitude support of the multi-pay targets which are interpreted as indicating gas and the well is updip on structure to the nearby producing (Hollywood Sands) Palace (SL 328) #1 well.

Interests in the well are also held by the Operator, Kriti Exploration Inc and ASX listed entities Amadeus Energy Limited and Sun Resources NL.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
ARC Energy provides details of July 2007 Drilling Program (FAR 8%).

Arc Energy, Operator of the EP 104/R1 Joint Venture has provided the following information to ASX in presentation material pertaining to the drilling of Stokes Bay and Valentine Prospects scheduled to commence in approximately 30 days utilising Century Rig 18.

Core area – Canning Basin

Canning Basin - Potential

- ARC holds a dominant acreage position in the Canning Basin
- The Canning Basin has the potential to deliver very high growth for ARC through both oil and gas discoveries
  - The Canning Basin is the least explored Paleozoic basin in the world
  - Exploration activity has been sporadic and driven by oil price with the 1980's drilling program being the only sustained exploration effort
  - Several small commercial oil fields have already been found (currently ~ 50 bopd owned by ARC)
  - No systematic gas exploration
- ARC is about to start the largest frontier/immature basin exploration program undertaken in WA in the last 30 years
  - ➡ 20 wells over three years
- ARC has the track record to get oil and gas discoveries on stream quickly and cheaply
  - Mobile Early Production System technology for rapid oil production for trucking to Kwinana (up to 4,000 bopd)
  - Gas commercialisation very profitable in the current WA gas market


+30 TCF of gas
Canning and Browse Basin size comparison
ARC Canning Basin Acreage

Dominant acreage position in frontier Basin with large prospects for both oil and gas. Operated areas and high equities gives tremendous leverage

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ARC

Core area – Canning Basin

Canning Basin – exploration targets

- ARC has a team of geoscientists reviewing the very extensive high quality data base.
- Over 20 prospects have been identified so far.
- These are being high graded for the drilling program.
- Four of the indicative prospects and the approved Valentine well are as follows:

Prospect	Mean - P10	ARC%
Valentine	380-1000bcf +19mmbbls	33%
Yulleroo	332-900bcf +17mmbbls	100%
Ungani	260-700bcf +13mmbbls	100%
Valhalla	14-33mmbbls	100%
Utopia	9-21mmbbls	100%


Canning Basin
Depth to Basement and exploration wells
Valentine/Stokes Bay
Yulleroo
Utopia
Ungani
Valhalla
Fitzroy Trough
Gregory Sub-basin

High value exploration program starting shortly

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ARC

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Core Areas – Canning Basin

Canning Basin - drilling to commence shortly

Century Rig 18

Stokes Bay/ Valentine 1 Well



- First well Stokes Bay /Valentine 1 - ARC ~40% and operator
- Initial test of extent of Point Torment wet gas discovery
- Deeper Valentine prospect with high upside for oil and gas


West Kora oil pool
Pt Torment gas pool
Valentine Prospect
380 to 1,000 bcf
19 mmbbls
Well developed reservoir
Mature source rocks

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ARC

Disclaimer

This presentation has been prepared by ARC Energy Limited (ABN 74 009 204 031) ("ARC") based on information available to it. No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information, opinions and conclusions contained in this presentation. To the maximum extent permitted by law, none of ARC, its related bodies corporate, its or their directors, employees or agents, advisers, nor any other person accepts any liability for any loss arising from the use of or reliance on this presentation or anything contained in, omitted from or otherwise arising in connection with it, including, without limitation, any liability arising from fault or negligence on the part of ARC, its related bodies corporate or its or their directors, employees or agents.

The distribution of this document in jurisdictions outside Australia may be restricted by law and you should observe any such restrictions.

This presentation is not an offer, invitation, solicitation or recommendation to invest in ARC and neither this document nor anything in it shall form the basis of any contract or commitment. The information in this presentation does not take into account the investment objectives, financial situation and particular needs of investors and does not constitute investment, legal, tax or other advice. Before making an investment in ARC an investor should consider whether such an investment is appropriate to their particular investment objectives, financial situation and particular needs and consult a financial adviser if necessary. This presentation does not purport to constitute all of the information that a potential investor may require in making an investment decision. Investments are subject to investment risk, including possible delays in repayment and loss of income or principal invested. ARC does not guarantee the performance of the investment referred to in this presentation, the repayment of any capital invested or any particular rate of return.

This presentation is provided to recipients in Australia as professional investors or other persons specified in section 708 of the Corporations Act 2001 (Cwlth) to whom a disclosure document is not required to be given under Chapter 6D of the Act, and in accepting the document each recipient in Australia represents and warrants that it is such an investor.

Any securities described in this presentation may not be offered or sold in the United States absent registration under the US Securities Act 1933 or exemption from registration. Neither this document nor any copy thereof may be taken or transmitted in the United States or distributed, directly or indirectly, in the United States or to any US person including (1) any US resident, (2) any partnership or corporation or other entity organised or incorporated under the laws of the United States or any state thereof, (3) any trust of which any trustee is a US person, or (4) any agency or branch of a foreign entity located in the United States.

Nothing in this presentation is a promise or representation as to the future. Statements or assumptions in this presentation as to future matters may prove to be incorrect and differences may be material. ARC does not make any representation or warranty as to the accuracy of such statements or assumptions.

You acknowledge that circumstances may change and the contents of this presentation may become outdated as a result. ARC accepts no obligation to correct or update the information or opinions in this presentation. Opinions expressed are subject to change without notice.

By accepting this document, you agree to be bound by the above limitations

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ARC

Based on present schedules the drilling of Stokes Bay and Valentine around late July is likely to be the next significant drilling activity in FAR's 2007 drilling program.

For information on FAR's drilling activities visit our website at www.far.com.au

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au